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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                  August 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Interim Financial Statements: Nine Months Ended June 30, 2008

    Form 52-109F2: CEO Certification of Interim Filings

    Form 52-109F2: CFO Certification of Interim Filings

    Financial Statements: Management’s Discussion/Analysis

2.  Press Release, dated August 28, 2008

    Material Change Report, dated August 28, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (4-2007)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Exploration Ltd.

(An Exploration Stage Company)

Consolidated Interim Financial Statements

(Unaudited)

For the nine-month periods ended June 30, 2008 and 2007

Contents

Management’s Responsibility for Financial Reporting	3

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheets	4

Consolidated Interim Statements of Operations	5

Consolidated Interim Statements of Shareholders’ Equity	6 - 7

Consolidated Interim Statements of Cash Flows	8

Notes to Consolidated Interim Financial Statements	9 – 25

Management’s Responsibility for Financial Reporting

In accordance with National Instrument 51-102, Part 4, subsection 4.3(3) (a), we report that the accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

The consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

“Gary Freeman” (signed)

Gary Freeman

President

August 28, 2008

PEDIMENT EXPLORATION LTD. (An Exploration Stage Company) Consolidated Balance Sheet (Unaudited – Prepared by Management)

	June 30, 2008	September 30, 2007
	(unaudited)
Assets
Current
Cash and cash equivalents	$20,602,148	$10,122,241
Amounts receivable	1,350,948	366,741
Due from related parties	-	20,383
Prepaid expenses	36,283	2,211

Total Current Assets	21,989,379	10,511,576
Mineral Properties (note 4)	9,703,487	3,385,091
Equipment (note 3)	39,023	30,353

Total Assets	$31,731,889	$13,927,020

Liabilities
Current
Accounts payable and accrued liabilities	$585,712	$363,362
Due to related parties	-	3,976

Total Current Liabilities	585,712	367,338

Shareholders’ Equity
Share Capital (note 5)	57,683,595	38,558,024
Contributed Surplus (note 5(g))	5,055,128	1,557,786
Deficit	(31,592,546)	(26,556,128)

Total Shareholders’ Equity	31,146,177	13,559,682

Total Liabilities and Shareholders’ Equity	$31,731,889	$13,927,020

Nature of operations (note 1)

Subsequent events (note 11)

Approved on behalf of the Board:

“Chris Theodoropoulos” (signed)

“Gary Freeman” (signed)

 ___________________________

________________________

Chris Theodoropoulos, Director

Gary Freeman, Director

See notes to consolidated financial statements.                4

PEDIMENT EXPLORATION LTD. (An Exploration Stage Company) Consolidated Statement of Operations and Deficit (Unaudited – Prepared by Management)

	Three Months Ended June 30		Nine Months Ended June 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Expenses
Investor Relations (note 5(g)(i))	$48,414	$17,128	$239,171	$165,719
Consultants (note 5(g)(i))	1,008,268	117,853	2,732,413	327,266
Office and administration	306,652	220,566	611,162	378,014
Salaries (note 5(g)(i))	831,933	27,032	1,709,279	87,138
Travel	85,780	40,656	193,087	100,482
Legal and audit	52,031	43,989	141,789	83,414
Transfer agent, and filing fees	2,779	7,860	51,249	24,575
Interest and financing charges	790	1,644	2,782	3,559
Amortization	876	-	876	-
	2,337,523	501,523	5,681,808	1,506,435

Other Expenses (Income)
Write-off of mineral properties	-	-	10,743	-
Investment and other income	(154,003)	(5,548)	(531,875)	(63,349)
Foreign exchange loss (gain)	(114,869)	68,587	(124,259)	(12,705)
	(268,872)	63,039	(645,391)	(76,054)

Net Loss for Period	2,068,651	564,562	5,036,417	1,430,382
Deficit, Beginning of Period	29,523,895	24,813,444	(26,556,129)	23,947,624

Deficit, End of Period	$31,592,546	$25,378,006	$31,592,546	$25,378,006

Loss per Share	$(0.05)	$(0.02)	$(0.13)	$(0.06)

Weighted Average Number of
Common Shares Outstanding	40,779,597	24,961,364	39,034,778	24,159,027

See notes to consolidated financial statements.                5

PEDIMENT EXPLORATION LTD. (An Exploration Stage Company) Consolidated Statements of Shareholders’ Equity (Unaudited – Prepared by Management)

					Deficit Accumulated in the Exploration Stage	Total
	Share Capital	Contributed Surplus		Subscriptions Receivable	Shareholders'
	Shares	Amount			Equity (Deficit)

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ -	$ (26,556,129)	$13,559,681
Shares issued during the period
For cash
Private placements net of share issue costs (note 5(c)(i))	5,950,300	17,056,856	-	-	-	17,056,856
Exercise of warrants	629,051	1,072,323	-	-	-	1,072,323
Exercise of options	1,041,250	693,351	-	-	-	693,351
Conversion of contributed surplus to share capital on exercise of warrants	-	89,773	(89,773)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	470,398	(470,398)	-	-	-
Shares issued for mineral property data (note5(c)(vii))	25,000	71,500		-	-	71,500
Stock-based compensation for the period	-	-	3,728,883	-	-	3,728,883
Fair value of warrants issued as finders’ fees	-	(328,629)	328,629	-	-	-
Shares returned to treasury	(426,667)	-	-	-	-	-
Net loss for the period	-	-	-	-	(5,036,417)	(5,036,417)

Balance, June 30, 2008	40,857,069	$ 57,683,595	$5,055,127	$ -	$ (31,592,546)	$31,146,177

See notes to consolidated financial statements.                6

PEDIMENT EXPLORATION LTD. (An Exploration Stage Company) Consolidated Statements of Shareholders’ Equity (Unaudited – Prepared by Management)

					Deficit Accumulated in the Exploration Stage	Total
	Share Capital	Contributed Surplus		Subscriptions Receivable	Shareholders'
	Shares	Amount			Equity (Deficit)

Balance, September 30, 2006	23,609,052	$ 28,584,935	$1,086,426	$ -	$ (23,947,624)	$5,723,737
Shares issued during the period
For cash
Private placements net of share issue costs (note 5(c)(i))	2,149,002	1,638,638	-	-	-	1,638,638
Exercise of warrants	3,182,915	2,100,432	-	-	-	2,100,432
Exercise of options	210,000	115,500	-	-	-	115,500
Conversion of contributed surplus to share capital on exercise of warrants	-	66,934	(66,934)	-	-	-
Conversion of contributed surplus to share capital on exercise of options	-	-	-	-	-	-
Shares issued for mineral property data (note5(c)(vii))	10,000	8,600				8,600
Stock-based compensation for the period	-	-	336,269	-	-	336,269
Fair value of warrants issued as finders’ fees	-	-	-	-	-	-
Shares returned to treasury	-	-	-	-	-	-
Net loss for the period	-	-	-	-	(1,430,382)	(1,430,382)

Balance, June 30, 2007	29,160,969	$ 32,515,039	$1,355,761	$ -	$ (25,378,006)	$8,492,794

See notes to consolidated financial statements.                7

PEDIMENT EXPLORATION LTD. Consolidated Statement of Cash Flows (An Exploration Stage Company) (Unaudited – Prepared by Management)

	Three Months Ended June 30		Nine Months Ended June 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating Activities
Net loss	$(2,068,651)	$(564,562)	$(5,036,417)	$(1,430,382)
Items not involving cash
Amortization	-	-	-	-
Stock-based compensation	1,343,048	24,795	3,728,883	336,269
Changes in non-cash working
capital
Amounts receivable
and prepaids	(186,283)	2,871	(1,018,278)	(208,524)
Accounts payable and
accrued liabilities	548,991	(9,531)	238,756	(5,839)

Cash Used in Operating
Activities	(362,895)	(546,427)	(2,087,056)	(1,308,476)

Investing Activities
Purchase of equipment	(8,671)	1,412	(8,671)	(3,563)
Mineral property costs, net of
recoveries	(2,415,590)	(745,316)	(6,318,395)	(1,686,808)

Cash Used in Investing
Activities	2,424,261	(743,904)	(6,327,066)	(1,690,371)

Financing Activities
Shares issued for cash	238,975	892,773	18,894,029	3,854,570
Due from related parties	(16,406)	(1,159)	-	(13,835)

Cash Provided by Financing
Activities	222,569	891,614	18,894,029	3,840,735

Increase (Decrease) in Cash
and Cash Equivalents	(2,564,587)	(398,717)	10,479,907	841,888
Cash and Cash Equivalents,
Beginning of Period	23,166,735	5,884,711	10,122,241	4,644,106

Cash and Cash Equivalents,
End of Period	$20,602,148	$5,485,994	$20,602,148	$5,485,994

See notes to consolidated financial statements.                8

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

1.     NATURE OF OPERATIONS

The Company is an exploration stage company governed under the Business Corporations Act (British Columbia) and its principal business activity is the acquisition, exploration and development of resource properties.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)

Interim financial statements

The interim financial statements of the Company are the responsibility of the Company’s management. These interim financial statements include the selection of appropriate accounting principles, judgments and estimates as considered necessary by management to prepare these financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants Section 1751 “Interim Financial Statements”, and may not include all disclosures required in annual financial statements. These financial statements, therefore, may not be presented strictly in accordance with Canadian generally accepted accounting principles.

The accompanying notes to the interim financial statements should be read in conjunction with the notes to the audited financial statements for the most recent year-end. Unless otherwise stated, these interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  The results for the interim periods are not necessarily indicative of results to be expected for the fiscal year.

(b)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V.  All significant intercompany transactions and balances have been eliminated on consolidation.

(c)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to share capital.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share is not presented as the effects of various conversions and exercise of options and warrants would be anti-dilutive.

Shares held in escrow are excluded from the calculation of the weighted average number of common shares outstanding, except when their release is based on the passage of time.

(e)

Financial instruments

During the year, the Company adopted a new standard, the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company during the year was CICA Handbook Section 1530, “Comprehensive Income”. As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholder’s equity on the consolidated balance sheets. Major components for this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of the provisions of these new standards had no effect in the Company’s consolidated interim financial statements.

(i)

Fair value

The carrying values of cash, accounts receivable, due to and from related parties, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The carrying value of cash equivalents approximates its fair value primarily due to the floating rate interest of the instrument.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Financial instruments (Continued)

(ii)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

(iii)

Credit risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with Canadian chartered banks and amounts receivable due from government agencies.

(iv)

Currency risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred are not denominated in Canadian dollars.  The Company has not entered into any foreign currency contracts to mitigate this risk.

(v)

Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices.  These rights are derivative instruments.  However, the mineral interest to which they relate are not sufficiently developed to reasonably determine value.

(f)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Mineral properties (Continued)

All deferred mineral property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, amortization has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property are recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(g)

Use of estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the determination of rates for amortization, estimated balances of accrued liabilities, the assumptions used in the calculation of stock-based compensation expense, and the estimated carrying value of mineral properties.  Actual results could differ from those estimates.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange by quarter.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for the period.

3.     EQUIPMENT

	June 30, 2008			September 30, 2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	(unaudited)

Machinery and equipment	$20,662	$3,200	$17,462	$18,314
Office Furniture	8,327	1,467	3,309	3,893
Computer equipment	16,512	1,811	9,217	8,146

	$45,501	$6,478	$39,023	$30,353

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

4.     MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures:

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Valenzuela Project	Juliana Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2007	$268,484	$1,938,735	$168,469	$598,672	$97,865	$-	$-	$312,866	$3,385,091

Option payments received	(496,572)	-	-	-	-	-	-	-	(496,572)
Acquisition costs	-	-	-	-	-	-	997,095	-	997,095

Deferred exploration costs
Salaries & wages	23,791	393,381	11,924	54,921	2,003	-	297,157	28,092	811,718
Tax on surface	920	20,826	13,391	9,952	-	-	21,939	23,886	90,913
Drilling, sampling and testing	4,478	3,385,442	3,541	636,117	451	3,357	166,073	4,161	4,203,619
Geophysical	31,962	55,920	-	-	-	-	-	-	87,882
Fuel and gas	1,010	17,972	-	7,697	353	-	3,345	-	30,376
Travel	1,900	29,066	-	5,946	445	-	4,605	-	41,962
Stationery	-	2,321	686	44	-	-	2,063	-	5,114
Equipment rental	22,047	147,322	-	52,072	1,003	4,524	184,321	-	411,288
Miscellaneous	3,482	62,290	5,477	24,342	426	2,862	46,864	-	145,742

Total exploration costs for year	(406,982)	4,114,990	35,020	791,090	4,681	10,743	1,723,459	56,139	6,329,139

Write off of mineral properties	-	-	-	-	-	(10,743)	-	-	(10,743)
Balance, June 30, 2008	$(138,498)	$6,053,725	$203,489	$1,389,762	$102,546	$-	$1,723,459	$369,005	$9,703,487

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

4.     MINERAL PROPERTIES (Continued)

(a)

Capitalized mineral property expenditures (Continued):

	Caborca Project	San Antonio Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total

Balance, September 30, 2006	$115,263	$332,572	$109,989	$135,297	$40,337	$97,865	$15,685	$182,135	$1,029,143

Deferred exploration costs
Salary and services	6,076	206,177	2,403	70,657	-	-	-	83,026	368,339
Geological services	17,994	145,386	-	-	-	-	-	-	163,380
Tax on surface	47	6,204	31	1,380	-	-	-	658	8,320
Sampling and test	63,020	416,737	630	211,414	-	-	-	124,450	816,251
Fuel and gas	529	2,309	803	7,815	-	-	-	5,362	16,818
Travel	3,459	13,144	1,079	4,149	-	-	-	3,599	25,430
Stationery	813	16,239	749	3,833	-	-	-	7,243	28,877
Miscellaneous	4,797	68,599	3,130	91,284	-	-	-	41,031	208,841
Rent	-	4,814	11,219	8,648	-	-	-	34,471	59,152

Total expenditures for year	96,735	879,609	20,044	399,180	-	-	-	299,840	1,695,408

Balance, June 30, 2007	$211,998	$1,212,181	$130,033	$534,477	$40,337	$97,865	$15,685	$481,975	$2,724,551

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

4.     MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California, Mexico. Descriptions of specific concession groups are as follows:

(i)

Caborca Project

The Caborca area project consists of four non-contiguous concessions, namely the Pitalla, Martha, Diana and Glor concessions, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

On December 1, 2006, the Company signed an agreement with Inmet Mining Corp. (“Inmet”) to explore the Company’s Caborca Project.  The Company had granted Inmet an option to earn 70% of the Caborca Project in return for payments of $250,000 and exploration expenditures of $5,000,000 over four years.  Upon completion of due diligence, Inmet paid $50,000 and committed to $100,000 in exploration expenditures by June 2007. An extension on the deadline for expending $100,000 in exploration expenditures was issued by the Company to Inmet. During the quarter, Inmet has made sufficient expenditures to earn 70% of the Caborca project. Upon earning the 70% interest, a joint venture will be formed (yet to be completed) with each party paying their pro-rata share of ongoing expenses.

(ii)

Las Colinas/San Antonio Project

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iii)

Texson Project

The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, and is located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

(iv)

Daniel Project

The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, and is located in Sonora State, Mexico.  The concessions are 100% owned by Pitalla and are in good standing.

(v)

Mel-Manuel Project

The Mel-Manuel Project consists of two non-contiguous concessions, the Mel and Manuel, located in Sonora State, Mexico.  The concessions are held 100% by Pitalla and are in good standing.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

4.     MINERAL PROPERTIES (Continued)

(b)

(Continued)

(vi)

Valenzuela Project

The Valenzuela Project consists of three contiguous concessions, the El Valle, San Martin and San Martin Extension, located in Sonora State, Mexico.  The concessions are 100% held by Pitalla and are in good standing.

(vii)

Cochis Project

The Cochis Project consists of a single concession, the El Toro, which was staked by the Company in July 2004 and remains in good standing.  The property is located 70 kilometres northeast of Hermosillo in Sonora State, Mexico.

(viii)

Juliana Project

On January 9, 2007, the Company signed an agreement to acquire a 100% interest in the Juliana Project located at Mulatos-La India Camp, Sonora, Mexico. The property was abandoned by the Company during the year and, accordingly, $333,846 in acquisition and exploration expenditures were written off in Quarter 4 of the 2007 fiscal year.

(ix)

Triunfo Este. Properties

As announced in a news release dated March 11, 2008, the Company acquired five mining-exploration concessions located in the State of Baja California Sur, Mexico for a cash payment of $11,250 and the issuance of 25,000 common shares (Issued) of the Company.  The concessions are 100% held by Pitalla and are in good standing.

(x)

Other Projects

(a)

La Cien Project

The La Cien Project consists of a single concession, which was staked by the Company in January 2005. The concession is held 100% by Pitalla and is in good standing.

(b)

Glor Project

The Glor Project consists of a single concession, which was staked by the Company in June 2007. The concession is held 100% by Pitalla and is in good standing.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

5.     SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Escrow shares

As at June 30, 2008, a total of 442,556 shares remain in escrow, which will be released October 4, 2008.

(c)

Private placements

(i)

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. As part of a finder’s fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (subsequent to September 30, 2006, extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

(ii)

On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500.  As part of a finder’s fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

(iii)

On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.  As part of a finder’s fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

5.     SHARE CAPITAL (Continued)

(c)

Private placements (Continued)

(iv)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

(v)

On May 2, 2007, the Completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per unit for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase on eadditional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007.

(vi)

On August 21, 2007, the Company completed a non-brokered private placement and issued 4,050,000 units at a price of $1.50 per unit, for gross proceeds of $6,075,000.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $2.00 per share on or before February 21, 2009.  As part of the finer’s fee arrangement, 60,500 additional units were issued to the agents.  Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 307,200 finder’s warrants valued at $157,318 were issued, each being exercisable to acquire one common share of the Company at a price of $2.05 per share until February 21, 2009.  Cash share issuance and certain closing costs of $383,300 were incurred by the Company through private placement.

(vii)

A total of 10,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions.  The fair value of these shares, based upon their market value at the time of issue, was $8,600.

(viii)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

5.     SHARE CAPITAL (Continued)

(d)

Stock options

Pursuant to the policies of the Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

A summary of the status of the Company’s outstanding and exercisable stock options at June 30, 2008 and September 30, 2007 and changes during the period then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price
Balance, September 30, 2006	2,920,000	1,728,750	$0.60
Exercised	(475,000)	(475,000)	$0.57
Vested in year	-	912,500	$0.64
Forfeited	(285,000)	(217,500)	$0.58
Expired	(510,000)	(510,000)	$0.63
Granted	850,000	356,250	$0.86

Balance, September 30, 2007	2,500,000	1,751,250	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.71
Vested in year	-	-	$2.00
Cancelled/Forfeited	(25,000)	(25,000)	$3.00
Expired	-	-	$-
Granted	2,340,000	2,340,000	$2.15

Balance, June 30, 2008	3,773,750	3,336,250	$1.61

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

5.     SHARE CAPITAL (Continued)

(d)

Stock options (Continued)

The following summarizes information about options outstanding at June 30, 2008 (unaudited):

	Exercise	Number of Options
Expiry Date	Price	June 30, 2008
April 4, 2009	$0.85	80,000
February 12, 2010	$0.60	150,000
July 21, 2010	$0.63	315,000
April 25, 2011	$0.80	415,000
August 2, 2011	$0.55	230,000
February 12, 2012	$0.60	50,000
March 12, 2012	$0.73	37,500
April 27, 2012	$0.78	50,000
August 7, 2012	$1.50	131,250
October 25, 2012	$1.88	400,000
November 16, 2012	$3.00	815,000
June 17, 2013	$1.60	1,100,00

		3,773,750

(e)

Share purchase warrants

At June 30, 2008, the Company has outstanding share purchase warrants to acquire an aggregate number of common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30 2007	Issued	Exercised	Expired	Outstanding at June 30 2008

$0.35	December 31, 2006	-	-		-	-
$0.60	March 29, 2007	-	-		-	-
$0.80	March 31, 2007	-	-		-	-
$0.91	March 17, 2007	-	-		-	-
$0.91	April 25, 2007	-	-		-	-
$1.00	September 30, 2008	715,834	-	(170,834)	-	545,000
$1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$3.75	June 3, 2009	-	2,975,150		-	2,975,150
$3.80	June 3, 2009	-	261,965		-	261,965

		3,335,284	3,237,115	(629,051)	-	5,943,348

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

5.     SHARE CAPITAL (Continued)

(f)

Shares reserved for issuance

Shares

Outstanding at June 30, 2008	40,857,069
Stock options (note 5(d))	3,773,750
Warrants (note 5(e))	5,943,348

Fully diluted at June 30, 2008	50,574,167

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, that has been included in net income is as follows:

	2008	2007

Consultants	$2,293,181	$24,142
Investor relations and promotion	74,196	125,781
Salaries	1,361,506	186,346

	$3,728,883	$336,296

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007

Risk-free interest rate	3.98%	4.20%
Expected dividend yield	-	-
Expected stock price volatility	75.0%	75.0%
Expected option life in years	5.00	5.00

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

5.     SHARE CAPITAL (Continued)

(g)

Option compensation

(ii)

The fair value of warrants issued as finder’s fees and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2008

Risk-free interest rate	3.98%
Expected dividend yield	-
Expected stock price volatility	75.0%
Expected option life in years	2.5

6.     INCOME TAXES

At the last fiscal year end, the Company has non-capital losses of $6,258,000 that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total
2008	$317,000	$-	$317,000
2009	660,000	-	660,000
2010	85,000	-	85,000
2012	-	58,000	58,000
2013	-	36,000	36,000
2014	-	26,000	26,000
2015	585,000	24,000	609,000
2016	-	100,000	100,000
2017	-	1,940,000	1,940,000
2026	1,070,000	-	1,070,000
2027	1,357,000	-	1,357,000

	$4,074,000	$2,184,000	$6,258,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

7.     RELATED PARTY TRANSACTIONS

(i)

The total amount of professional fees and share issue costs paid to a law firm in which a former director and officer of the Company is a partner was $Nil (2007 - $16,871).

The above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

(j)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and due from/to directors.

Amounts due from directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties. Amounts due to directors result from unpaid consulting fees.

(k)

For the nine months ending June 30, 2008, consulting fees in the amount of $307,370 (2007 - $151,215) were paid/payable to directors of the Company.

8.     SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

June 30 2008
Other supplemental cash flow information:
Cash paid (received) during the year for:
Interest expense	$-
Interest income	$531,875

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Nine Months Ended June 30, 2008 and 2007

(Unaudited – Prepared by Management)

9.     SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The net loss and assets identifiable with these geographic areas are as follows:

June 30 2008
Net loss
Canada	$(4,656,519)
Mexico	(379,898)

$(5,036,417)
Assets
Canada	$20,412,973
Mexico	11,318,916

$31,731,889

10.     COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required under such leases are payable as follows:

2008	$42,161
2009	42,274
2010	42,274
2011	42,274
2012	28,183

$197,166

11.      SUBSEQUENT EVENTS

Subsequent to June 30, 2008 (July 3, 2008), the Company acquired a new group of concessions in the San Antonio district.  The Company won the concessions by making a bid of MXN $12,615,000.00 pesos ($1,241,568 CDN– Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package covers a Northeast trending mineralized system containing gold, silver, lead and zinc.

12.     COMPARATIVE FIGURES

Certain of the 2007 comparative figures have been reclassified to conform to the current year’s presentation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Gary Freeman, Chief Executive Officer for Pediment Exploration Ltd., certify the following:

1.

Review:  I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pediment Exploration Ltd. (the issuer) for the interim period ending June 30, 2008.

2.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:   August 28, 2008

“Gary Freeman”

Gary Freeman, Chief Executive Officer

NOTICE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify the following:

1.

Review:  I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Pediment Exploration Ltd. (the issuer) for the interim period ending June 30, 2008.

2.

No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:   August 28, 2008

“John Seaman”

John Seaman, Chief Financial Officer

NOTICE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

PEDIMENT EXPLORATION LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED

June 30, 2008

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

1.0

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Pediment Exploration Ltd. (the “Company”) should be read in conjunction with the accompanying unaudited financial statements for the three and nine months ended June 30, 2008 and the audited financial statements for the year ended September 30, 2007 which are available at the SEDAR website at www.sedar.com.

All information contained in the MD&A is as of August 28, 2008 unless otherwise indicated.  All amounts are stated in Canadian dollars unless otherwise indicated.

2.0

Description of Business and Overall Performance

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico.  The goals of the Company are to discover, identify and develop gold resource targets.  The Company is in the exploration and development stage. While none of the properties have reached commercial production; two projects, La Colorada and Los Planes, are moving through the advanced exploration stage toward development.  The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company’s control.  Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Annual Report as filed via SEDAR on April 4, 2008, available at www.sedar.com and under the heading “Risks and Uncertainties” listed below.

The Company’s ability to continue as a going concern relies upon the ability to raise funds through the market place.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition  in July 2004 of a 100% interest in Minera Pitalla, S.A. de C.V. (“Pitalla”) have reflected significant improvements in cash resources and working capital, increased operating expenditures, and an increase in its asset value as the Company has proceeded with its acquisitions, property exploration and recent financings.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

3.0

Project Updates

Caborca Project

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allows Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment was the initial short term operator of the project.

On January 25, 2007, Inmet Mining Corp. served Pediment Exploration Ltd. with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000. The first stage of induced-polarization geophysical work began on June 5, 2007, by Gradient Geophysics and lasted until July 30, 2007.

The objective of this work was to refine the targets generated during the reconnaissance IP work previously done by Durango Geophysics. Inmet agreed to proceed with a second stage of geophysical work at Caborca and move forward to the drilling stage. The second geophysical survey took place during September 2007, which had the objective of extending the existing lines and creating further drill targets. During the year Inmet has reimbursed the Company for CDN$496,572 in related exploration expenditures.

Diamond drilling at the Caborca project began in October 2007 to test for hidden porphyry targets. The program targeted Induced-Polarization chargeability anomalies. It was carried out by Layne de Mexico which completed 5 holes totaling 1,700 metres. The testing of these anomalies was unsuccessful in locating porphyry copper-gold mineralization. Plans are being made to reduce or eliminate the large concession of the joint venture.

Although the agreement is still in effect, Inmet has not performed any additional work on the Caborca project other than that mentioned above.

La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($997,095 – paid), followed by additional payments of US$1,650,000 (CDN$1,638,335) over the subsequent two-year period.

During Quarter 3, the Company completed a soil and rock-sampling program at La Colorada that targeted zones around the existing pits and other nearby zones with encouraging sampling results done previously by Eldorado. Around the pits, rock-chip sampling was done systematically, especially around the Gran Central and El Crestón pits to check for mineralized extensions on strike. Other sampled zones were mainly La Verde and Veta Madre. Gold assays were obtained for these surface samples generating new drill targets.  Soil sampling was done on a grid of 100 by 200 m in the zone of Rancho La Primavera, covering an area of 10 Km2 . Although some anomalies were found, these were considered to be mostly contamination from other areas and the zone was discarded.

Further to completing surface sampling, a 4,187 metre, reverse-circulation drill program was conducted.  Drilling was done at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

In order to continue advancing the project, Pediment has also hired the services of Munro Legal in Sonora Mexico to conduct a baseline study of La Colorada and progress with environmental permitting and has also retained Reyna Mining Engineering to prepare a proposal to restart operations on the project.

San Antonio Project

After the fiscal year ended September 30, 2007, the drill program at the San Antonio project continued to progress. The majority of the Company’s efforts were focused on drill testing the Los Planes zone by reverse circulation methods. In December 2007, a diamond drill rig was added to the program, with the objective of drilling twin and infill holes at Los Planes and drill testing the Fandango zone which has a strong chargeability response.

In total, the Company completed 31,404 metres drilled at Los Planes, of which 28,759 were reverse-circulation and 2,644 were core. Other targets drilled at San Antonio included:

•

1,436 metres of core drilling and 306 metres of reverse-circulation at Las Colinas (to test mineralization up-dip)

•

950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)

•

984 metres of reverse-circulation drilling between Las Colinas and Los Planes, and

•

228 metres of diamond drilling at the Fandango-La Virgen areas

.

The Company completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR July, 15 2008. The following highlights are extracted from the report.

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes (“Planes”) and Las Colinas (“Colinas”) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to DMBW, using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

Table 1.1

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

1.

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.

2.

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

3.

Numbers may not add up, due to rounding.

4.

Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment’s hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties. Pediment has now completed an additional 16,699 metres of drilling at San Antonio after the data used for the 43-101 report and therefore the resource must be updated.

Bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. These tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% recovery after 96 hours.

Currently, bulk samples are being taken at Los Planes to conduct column tests.

Subsequent to June 30, 2008 (July 3, 2008), the Company acquired a new group of concessions in the San Antonio district.  The Company won the concessions by making a bid of MXN $12,615,000.00 pesos ($1,241,568 CDN – Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package covers a Northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information.  Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc.  Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver.  The historic vein resource was reported as follows: 950,547 tons distributed as follows:

          Humboldt-Espinocena        56,613  tons    3.0 g Au      273 g Ag

          Hormiguero-La Solidad     721,934 tons    3.3 g Au      436 g Ag

          Dumps measured               547,000 tons      .86 g Au   126 g Ag

          Lomboyal                           172,000 tons     2.8 g Au       20 g Ag

Total 112,676 oz Au, 12,944,710 oz. Ag   In addition the combined lead zinc is about 4-5 percent.

Pediment has hired the services of Reyna Mining Engineering (REYNA), a mining company based in Mexico City. REYNA is a company formed by highly experienced people in the field of mining in Mexico, and it is able to work in different stages of mining development from design to operation, and also closure. REYNA is composed entirely of Mexican professionals with country-wide connections, providers and business partners in the mining industry. Pediment has hired

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

REYNA to conduct an evaluation of the San Antonio project to advance it to production. REYNA will thus make the necessary engineering work, as well as the required surface, environmental and government permits. REYNA is also preparing a proposal to restart the operations at La Colorada.

Daniel Project

The Daniel concessions was the site of an RC drill program totaling 4934 meters of drilling for disseminated shear zone hosted gold mineralization within Jurassic age volcanic rocks of the Mesozoic arc. The project is located in the Sonora-Mojave Mega-shear zone that hosts 10 or more known open pit gold deposits.  This project is located about 45 km southeast of the large Herradure open pit gold mine.  The drilling in the project followed extensive D-6 Caterpiller dozer trenching and sampling in a 100 and 200 meter established grid.  The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths.  The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done.

Other Projects

Juliana

The Juliana project was acquired by option as a group of concessions covering high sulfidation gold mineralization in Tertiary age volcanic rocks in the Mulatos group of Sierra Madre volcanic rocks.  The program completed drilling 1332 meters in gold mineralized Tertiary age volcanic rocks.  The project was mapped, sampled and drilled in a six month period.  The project is located between the Mulatos gold deposit of more than 3 million ounces of gold and the La India project of Grayd Resources with NI 43-101 reported resource of nearly one million ounces of gold.

The targeting of the project was aimed at determining if stratabound gold mineralization, not structure bound mineralization was sufficient to form a large gold deposit on two ridges.  Stratabound gold mineralization was intercepted in drilling, but grades were too low to build a resource.  The options were dropped at the end of 6 months prior to an option payment.

Valenzuela

The Valenzuela project is a 400 ha concession group covering numerous old underground workings in low sulfidation vein zones in Tertiary Sierra Madre volcanics.  Prior sampling combined with more recent sampling shows irregular zones of high grade silver-gold mineralization hosted mainly in the quartz veins.  The project is located in the northeastern quadrant of Sonora in the base of the Sierra Madre mountain chain.  Future work will determine if the project will receive additional exploration or be joint ventured.

Nopal, Caribe, Glor, Cien, Manuel, Roja and Pitalla concessions

The Nopal, Caribe, Glor, Cien Manuel, Roja and Pitalla concessions cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area.  These concessions in part cover old workings with gold mineralization mostly hosted in quarz veins and having geochemical characteristics similar to the other gold deposits in this trend.  In three of the areas there is confirmed gold placer mineralization present although in uneconomic quantities.  Soil sampling was completed on the Glor Concession area with several low level gold anomalies located.  In addition 5 sites of prior 30 year old drill holes were located from prior programs. We have been approached for joint venture agreements in several of these projects.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

4.0

Results of Operations

The Company currently has no producing properties and consequently, has no operating income or cash flow.

Net loss for the quarter ended June 30, 2008 was $2,337,523 (2007 - $564,562), which included $1,343,049 (2007 - $24,795) in stock-based compensation expense.

In general, operating costs have increased from the prior period due to the Company’s increased activity on its mineral projects in the current year.  As a result of this increased activity, office and administration expenses have increased in order to support the increased level of activity on the Companys mineral properties. As well, legal fees and transfer agent fees increased from prior period due to the completion of a significant private placement in December of 2007.   Travel expenses have also increased from the prior period, which is a function of the Company’s increased activity on its properties and the need to travel to/from the properties.

Investment and other income increased to $531,875 compared to $63,349 at June 30, 2007.  This increase is due to an increase in the amount of cash and investments held by the Company, which is a result of the Company completing two private placements since June 30, 2007.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned.  At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production, or written off at the time the property is sold or abandoned.

The Company currently does not have an operating or producing mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company’s operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

5.0

Selected Annual Information

For the years ended September 30

	2007	2006	2005
Total revenues (Interest & other income)	187,156	117,721	553
Income (Loss) for the year	(2,608,504)	(1,587,282)	(1,135,237)
Earnings (Loss) for the year per share	(0.10)	(0.08)	(0.27)
Total assets	13,927,020	5,843,925	898,440
Total long-term financial liabilities	Nil	Nil	Nil

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

6.0

Summary of Quarterly Results

For the quarters ended

	Jun 30 2008	Mar 31 2008	Dec 31 2007	Sept 30 2007
Total revenues	154,003	213,795	164,077	123,807
Income (Loss) for the year	(2,068,651)	(351,457)	(2,616,309)	(1,178,222)
Earnings (Loss) for the year per share	(0.05)	(0.01)	(0.07)	(0.04)

For the quarters ended

	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sept 30 2006
Total revenues	5,548	34,771	23,030	52,265
Income (Loss) for the year	(564,562)	(614,344)	(251,376)	(274,302)
Earnings (Loss) for the year per share	(0.02)	(0.03)	(0.01)	(0.01)

7.0

Liquidity and Capital Resources

At June 30, 2008, the Company had cash and cash equivalents of $20,602,148 compared to its September 30, 2007 working capital of approximately $10,144,238. The Company had aggregate liabilities of $585,712 at June 30, 2008  The Company is able to meet its past and ongoing financial obligations at this time.

On December 3, 2007 the Company completed a private placement of 5,849,300 units (the “Units”) for gross proceeds of $17,547,900. Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share in the capital of the company at a price of $3.75 per share until June 3, 2009. In connection with the private placement, the Company paid fees of an aggregate of $425,520 and issued 101,000 Units (at a deemed issue price of $3.00 per unit) and 262,215 finders’ warrants. Each finders’ warrant is exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009, and each Unit has the same terms as the Units described above.

The funds were to be used to further the Company’s exploration activities and initiatives as well as to put towards future property acquisitions. Some of the funds were also used to carry on general office and administrative operating expenses in both the Vancouver and Mexico offices.

8.0

Transactions with Related Parties

Related party transactions and balances are disclosed in Note 8 of the June 30, 2008 financial statements.

9.0

Subsequent Events

Subsequent to June 30, 2008, the Company acquired additional mining concessions in the San Antonio district, which was reported on under “Project Updates” above.

Further information on the Company’s exploration projects can be found on the Company website at www.pedimentexploration.com.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

10.0

Critical Accounting Estimates

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies.  The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management is of the view that its current policy is appropriate for the Company at this time.  Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Moreover, significant estimates are made in respect of, accounting for stock-based compensation and the valuation of other derivative equity instruments such as warrants issued by the Company using similar techniques.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

11.0

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, our Board's Corporate Governance Guidelines and effective operation of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

As at the end of the quarter covered by this management's discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures and internal controls over financial reporting as required by applicable Canadian Securities Laws. Such modifications or enhancements to the existing controls and procedures have been designed, as determined necessary to obtain reasonable assurance as to the effectiveness of such controls at this time. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances.

Based on that evaluation, the President and Chief Financial Officer have concluded that, as of the end of the year covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

While management believes that control over bank accounts and Company assets is adequate, it is also aware that internal control weaknesses were identified in respect of a lack of segregation of duties, and a high risk of management override of controls and procedures. It is management’s opinion that these weaknesses in internal controls over financial reporting are inherently related to the small size of the issuer.

12.0

Risks and Uncertainties

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

Pediment Exploration Ltd.

Management’s Discussion and Analysis

For the quarter ended June 30, 2008

f)

There is no certainty that the properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

13.0

Caution Regarding Forward Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Additional information related to the Company is available on SEDAR at www.sedar.com.

“Gary Freeman”                                                                                      August 28, 2008

Gary Freeman, President

                     August 28, 2008

Pediment announces acquisition of El Triunfo Mineral Reserve,

and Board change

Pediment Exploration Ltd. (PEZ.V-PEZFF OTCBB) has acquired the El Triunfo national mineral reserve concessions which consolidates Pediment Exploration’s prospective land package in Baja Sur, Mexico.  Much of the mineralization is in shear zones, which for Pediment’s team has proven to be a successful exploration environment. The El Triunfo concession group, held for more than 30 years in the Mexican National Mineral Reserve, was won by bid process.  The concessions have more than an 8 km long common border with the existing Pediment ground, and they cover a continuous 7 km long series of historic mines that operated in the late 1800 to 1910 period as high-grade gold and silver vein mines. The main Triunfo targets are located about 7 km southwest of the Los Planes zone.

Please click on the link below for an updated location map including the El Triunfo concessions:

http://www.pedimentexploration.com/i/pdf/2008-08-27-NRM.pdf

Recent investigation has shown the mineralization is hosted in shear zones similar to Los Planes.  The Mexican Geological Survey (SGM) has reported a historic non-NI 43-101 compliant resource listed for the Hormiguero-Soledad Mine that is 776,547 tonnes with 3.2 grams gold per tonne and 424 grams silver per ton, 1.99% lead and 2.3% zinc.  Currently available data indicates much of the Triunfo mineralization is oxidized and may be treatable in a heap leach format.  Several large target zones have been recon sampled by Pediment, but will receive additional detailed sampling in the near future.  The total cost of the 6725.5 hectares concession group was approximately $1.26 million USD and 1 to 3 percent variable production royalty. Upon completion of the final contract with the Mexican Geological Survey more detailed data about El Triunfo will be released.

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.

Mel Herdrick, VP of Exploration comments: “Now, with the addition of the Triunfo concession group, this brings additional high-quality gold-silver targets for future exploration testing and consolidation of the district.  The high-quality nature of this prospect and the possibility of adding nearby oxidized surface mineralized zones will compliment the near term future of a possible exploitable deposit such as Planes-Colinas.”

The Company also reports that Ewan Downie has tended his resignation as a member of the Board of Directors, in order to allocate more time to personal corporate commitments. Mr. Downie has been a member of the board since the Company’s inception and has added tremendous value.  The Company would like to thank Mr. Downie for his contributions and dedication to Pediment Exploration Ltd.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and the San Antonio Gold Project in Baja California Sur, as well reconnaissance programs.  The Company is well capitalized with more than $17.5 Million in the bank and no debt.

For additional information please contact Gary Freeman or Michael Rapsch 604-682-4418.

On behalf of the board

Gary Freeman

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws, regarding the Triunfo concessions. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the

Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

August 28, 2008

Item 3

News Release

The news release was disseminated on August 28, 2008 by way of Stockwatch.

Item 4

Summary of Material Change

The Company announces the acquisition of the El Triunfo Mineral Reserve and Board change.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company has acquired the El Triunfo national mineral reserve concessions which consolidates Pediment Exploration’s prospective land package in Baja Sur, Mexico.  Much of the mineralization is in shear zones, which for Pediment’s team has proven to be a successful exploration environment. The El Triunfo concession group, held for more than 30 years in the Mexican National Mineral Reserve, was won by bid process.  The concessions have more than an 8 km long common border with the existing Pediment ground, and they cover a continuous 7 km long series of historic mines that operated in the late 1800 to 1910 period as high-grade gold and silver vein mines. The main Triunfo targets are located about 7 km southwest of the Los Planes zone.

Please click on the link below for an updated location map including the El Triunfo concessions:

http://www.pedimentexploration.com/i/pdf/2008-08-27-NRM.pdf

Recent investigation has shown the mineralization is hosted in shear zones similar to Los Planes.  The Mexican Geological Survey (SGM) has reported a historic non-NI 43-101 compliant resource listed for the Hormiguero-Soledad Mine that is 776,547 tonnes with 3.2 grams gold per tonne and 424 grams silver per ton, 1.99% lead and 2.3% zinc.  Currently available data indicates much of the Triunfo mineralization is oxidized and may be treatable in a heap leach format.  Several large target zones have been recon sampled by Pediment, but will receive additional detailed sampling in the near future.  The total cost of the 6725.5 hectares concession group was approximately $1.26 million USD and 1 to 3 percent variable production royalty. Upon completion of the final contract with the Mexican Geological Survey more detailed data about El Triunfo will be released.

The Company also reports that Ewan Downie has tended his resignation as a member of the Board of Directors, in order to allocate more time to personal corporate commitments. Mr. Downie has been a member of the board since the Company’s inception and has added tremendous value.  The Company would like to thank Mr. Downie for his contributions and dedication to Pediment Exploration Ltd.

Pediment Exploration is a precious metals exploration and development company working in western Mexico on two key projects, La Colorada in Sonora and the San Antonio Gold Project in Baja California Sur, as well reconnaissance programs.  The Company is well capitalized with more than $17.5 Million in the bank and no debt.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws, regarding the Triunfo concessions. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

August 28, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: Sepetmber 4, 2008        By /s/ Gary Freeman

                                      Gary Freeman, President/CEO/Director